EXHIBIT 99.1

News Release



Contact: Corporate Communications
Phone: (713) 324-5080
Address: 1600 Smith Street, Houston, TX 77002

EXPRESSJET REPORTS FEBRUARY 2003 PERFORMANCE

HOUSTON, March 3, 2003 – ExpressJet Holdings (NYSE: XJT) today announced increased traffic and capacity in February 2003 for its Continental Express operating fleet.

During the month, ExpressJet flew 331.1 million revenue passenger miles (RPMs), up 28.3 percent versus February 2002, and 39,319 block hours, compared with 38,143 block hours in February 2002. Capacity increased 20.2 percent to 532.2 million available seat miles (ASMs) in February 2003, compared with February 2002. ExpressJet's load factor increased to 62.2 percent in February 2003, a record high for the month and a 3.9-point improvement over February 2002.

Also in February, ExpressJet accomplished a 99.9 percent controllable completion factor, which excludes cancellations due to weather and air traffic control, and a total completion factor of 95.4 percent. In February 2002, ExpressJet's controllable completion factor was 99.8 percent and its total completion factor was 99.3 percent.

In February, nearly two months in advance of the April 1 deadline, the company completed the federally mandated installation of new reinforced cockpit doors on all of its aircraft. ExpressJet also accepted deliveries of four additional Embraer ERJ-145XR aircraft, bringing the total operating fleet to 196. The company announced it will begin twice-daily nonstop service between Cleveland and Ottawa, Canada, and between New York/Newark and Northwest Arkansas Regional Airport both beginning on May 2.

ExpressJet Airlines employs more than 5,600 people and provides Continental Airlines with all of its regional jet airline capacity at its hub airports in New York/Newark, Houston and Cleveland with approximately 1,000 daily departures and service to 114 cities in 35 states, the District of Columbia, Mexico and Canada. Continental Express, operated by ExpressJet Airlines, Inc., offers advance seat assignments and OnePass frequent flyer miles, which can be redeemed anywhere in the world Continental and its alliance carriers fly. ExpressJet Airlines is owned by ExpressJet Holdings, Inc. For more information, visit expressjet.com.

-more-

PRELIMINARY TRAFFIC RESULTS

FEBRUARY	2003	2002	Change
Revenue Passenger Miles (000)	331,095	258,089	28.3 Percent
Available Seat Miles (000)	532, 228	442,691	20.2 Percent
Passenger Load Factor	62.2 Percent	58.3 Percent	3.9 Points
Block Hours	39,319	38,143	3.1 Percent

YEAR-TO-DATE	2003	2002	Change
Revenue Passenger Miles (000)	658,871	519,204	26.9 Percent
Available Seat Miles (000)	1,113,429	923,533	20.6 Percent
Passenger Load Factor	59.2 Percent	56.2 Percent	3.0 Points
Block Hours	81,971	80,141	2.3 Percent

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